Barclays Bank PLC
1 Churchill Place
London E14 5HP

February 10, 2026

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Notice of disclosure filed in the Annual Report on Form 20-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Barclays Bank PLC has made disclosure pursuant to those provisions in its Annual Report on Form 20-F, for the year ended December 31, 2025, which was filed with the Securities and Exchange Commission on February 10, 2026.

Sincerely,

Barclays Bank PLC

By: /s/ Anna Cross
Anna Cross
Interim Chief Financial Officer
Barclays Bank PLC